

DBRS FORM NRSRO

EXHIBIT 4

February 2, 2016



Organizational Chart

DBRS

02/02/16

Exhibit 4A - Organization of DBRS, Inc. and DBRS Limited Holding Companies and Material Affiliates



Walter Schroeder,
The Walter Schroeder Family Trust, and
The Walter Schroeder (2014) Family Trust

DBRS Management and Others
(7%)

Funds Affiliated with Carlyle Investment Management L.L.C.
(46.5%)

Funds Affiliated with Warburg Pincus L.L.C.
(46.5%)

Colonial House Capital Limited

Ratings Acquisition Corp.
(Cayman)

Warrants *

AAA UK Holding Co. Limited (UK)

AAA UK Acquisition Co. Limited (UK)

DBRS Ratings Limited
(UK)
(Not part of the NRSRO)

DBRS, Inc.
(US)

DBRS Limited
(Canada)

Preferred Shares **

*The Warrants represent up to 2.5% of the ordinary shares of Ratings Acquisition Corp on a diluted basis and are exercisable upon the achievement of certain performance based hurdles.

**The Preferred Shares will hold up to 10.1% of the voting rights of DBRS Limited but, subject to limited exceptions, are contractually obligated to vote as directed by AAA UK Holding Co. Limited.

Exhibit 4B – Divisions, Departments, Business Units and Managerial Structure



Dan Curry
President & Chief Executive Officer
New York

Matt Wylie
Chief Financial Officer
New York

Detlef Scholz
Head of Europe
European Operations
London

Luis Reyna
Chief Credit Officer
Credit Policy
New York

Sean Lensborn
Chief Information Officer
Global Technology &
Global Data Management
New York

Claire Mezzanotte
Group Managing Director
Structured Finance
New York

Alan G. Reid
Group Managing Director
Financial Institutions & Sovereign
New York

Eric Beauchemin
Group Managing Director
Global Corporates
Toronto

Brian Weiss
Senior Vice President
Chief Compliance Officer
New York

Larry White
Managing Director
Investor Services & Financial
Institutions Business Development
New York

Sean O'Connor
Managing Director
Structured Finance
Business Development
New York

Jireh Wong
Managing Director
Corporate Business Development
Toronto

Joe Stroud
Chief Legal Counsel
New York

Martin Slack
Senior Vice President
Global Enterprise Risk Management
London

Jennifer Welsh
Vice President
Head of Human Resources
Toronto

Mary Keogh
Managing Director
Global Regulatory Affairs
Toronto

Exhibit 4B – Divisions, Departments, Business Units and Managerial Structure



Dan Curry
President & CEO
New York

Eric Beauchemin
Group Managing Director
Global Corporates

- Project Finance
- Infrastructure Finance
- Real Estate & Public Finance
- Industrials
- Consumer, Communications, Retail & Media
- Corporate Research & Analysis
- Energy/ Banking

Alan G. Reid
Group Managing Director
Financial Institutions & Sovereign

- US Financial Institutions
- Canadian Financial Institutions
- Sovereign

Claire Mezzanotte
Group Managing Director
Structured Finance

- Structured Credit
- Asset-Backed Securities
- Residential Mortgage Backed Securities
- Commercial Mortgage Backed Securities
- Covered Bonds
- Surveillance
- Canadian Structured Finance
- Operational Risk
- Default Modeling

Exhibit 4B – Divisions, Departments, Business Units and Managerial Structure



```
                         ┌─────────────────────┐
                         │     Dan Curry       │
                         │  President & CEO     │
                         │     New York         │
                         └─────────────────────┘
                                   │
                         ┌─────────────────────┐
                         │     Joe Stroud       │
                         │  Chief Legal Counsel │
                         │     New York         │
                         └─────────────────────┘
                                   │
                         ┌─────────────────────┐
                         │     Brian Weiss      │
                         │ Chief Compliance Officer │
                         └─────────────────────┘
```

| VP Compliance Monitoring & Testing New York | VP Compliance Policy & Procedures Specialist New York | VP Compliance New York | VP Compliance Toronto | VP Compliance Toronto |

Compliance Analyst Toronto

Junior Compliance Analyst Toronto